UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Mellanox Technologies, Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.0175 per share

(Title of Class of Securities)

M51363113

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,758,713
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,758,713
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,758,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		440,135
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

440,135
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD LEADERS PAPA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

PN

13

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

OO

14

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,466,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,466,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,466,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,466,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,466,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,466,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

MARY B. CRANSTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		223
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

223
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

JONATHAN KHAZAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		400
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,450
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,450
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

EFRAT MAKOV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ISRAEL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

200 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

JON A. OLSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		500
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

22

CUSIP No. M51363113

1	NAME OF REPORTING PERSON

JORGE L. TITINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		192
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

192
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. M51363113

1	NAME OF REPORTING PERSON

GREGORY WATERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. M51363113

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, and Starboard Papa LLC, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 3,758,713 Shares beneficially owned by Starboard V&O Fund is approximately $177,314,586, excluding brokerage commissions. The aggregate purchase price of the 440,135 Shares beneficially owned by Starboard S LLC is approximately $20,691,598, excluding brokerage commissions. The aggregate purchase price of the 247,597 Shares beneficially owned by Starboard C LP is approximately $11,640,459, excluding brokerage commissions. The aggregate purchase price of the 456,609 Shares beneficially owned by Starboard Papa LLC is approximately $22,979,261, excluding brokerage commissions. The aggregate purchase price of the 563,567 Shares held in the Starboard Value LP Account is approximately $26,539,458, excluding brokerage commissions.

The Shares beneficially owned by Ms. Cranston are held by the Mary B. Cranston Revocable Trust UAD 05/12/2009, of which she is the trustee and were purchased in the open market with personal funds. The aggregate purchase price of the 223 Shares beneficially owned by Ms. Cranston is approximately $15,053, excluding brokerage commissions. The Shares beneficially owned by Mr. Khazam are held by the Khazam Family Trust, of which he is a co-trustee with his wife and were purchased in the open market with personal funds. The aggregate purchase price of the 400 Shares beneficially owned by Mr. Khazam is approximately $26,600, excluding brokerage commissions. The Shares beneficially owned by Mr. Olson are held by the Jon A Olson and Annette L Olson Revocable Trust dated 12/28/1994, of which he is a co-trustee with his wife and were purchased in the open market with personal funds. The aggregate purchase price of the 500 Shares beneficially owned by Mr. Olson is approximately $32,741, excluding brokerage commissions. The Shares purchased by each of Ms. Makov and Messrs. Lacey, Titinger and Waters were purchased with personal funds in the open market. The aggregate purchase price of the 200 Shares owned directly by Ms. Makov is approximately $13,392, excluding brokerage commissions. The aggregate purchase price of the 1,450 Shares owned directly by Mr. Lacey is approximately $96,135, excluding brokerage commissions. The aggregate purchase price of the 192 Shares owned directly by Mr. Titinger is approximately $12,528, including brokerage commissions. The aggregate purchase price of the 2,500 Shares owned directly by Mr. Waters is approximately $166,593, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 12, 2018, Starboard Value LP (together with its affiliates, “Starboard”) issued an open letter to the shareholders of the Issuer responding to the Issuer’s March 7th announcement that it intends to hold an extraordinary general meeting of shareholders (“EGM”) to vote on the implementation of plurality voting and the use of a universal proxy card in contested elections. In the letter, Starboard expressed its belief that the EGM is unnecessary and designed to improperly delay the 2018 Annual General Meeting of Shareholders (the “2018 Annual Meeting”) for the purpose of perpetuating the status quo for as long as possible, as evidenced by the fact that the Issuer disclosed its intention not to hold the 2018 Annual Meeting until July 25, 2018, which is the last possible day permitted under Israeli law, and a full three months later than the expected meeting date of April 25th.  Starboard stated in the letter that while neither of the proposals to be presented at the EGM is problematic, there is no need to delay the 2018 Annual Meeting by three months to accomplish the Issuer’s goal of implementing these changes.

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CUSIP No. M51363113

In the letter, Starboard noted that it would be delivering a letter to the Issuer and its advisors on March 12, 2018 with a proposal that would allow both of these governance reforms to be implemented with its support and without the unnecessary three-month delay.

To that end, on March 12, 2018, counsel to Starboard delivered a letter to the Issuer’s general counsel proposing a solution to allow the universal proxy card and plurality voting to be implemented while holding the 2018 Annual Meeting in a timely manner.  In the letter, counsel to Starboard reiterated Starboard’s concerns regarding the Issuer’s unnecessary delay of the 2018 Annual Meeting as well as its surprise that the Issuer has taken the extraordinary step to hold an unnecessary EGM without having first approached Starboard to express any concern with the Issuer’s voting procedures for contested elections or to offer to work with Starboard to alter the Issuer’s voting mechanisms prior to the 2018 Annual Meeting.  Counsel to Starboard also stated in the letter that even if the Issuer believed the only way to implement these voting changes was through amendments to the Issuer’s Articles at an EGM, the Issuer could have commenced the EGM process more than six weeks ago after Starboard delivered its nomination notice in mid-January.

In the letter, counsel to Starboard conveyed Starboard’s commitment to working with the Issuer and its advisors to immediately come to an agreement for the use of a universal proxy card and plurality voting at the 2018 Annual Meeting on the terms described therein, which are summarized below:

1.	each of the Issuer and Starboard agree to use reasonable best efforts to implement a universal proxy card at the 2018 Annual Meeting, in a form substantially similar to that as described in the EGM proxy statement and to provide all necessary consents from their respective director candidates;

2.	the Issuer agrees to cancel the EGM and immediately schedule and make all necessary preparations for holding the 2018 Annual Meeting no later than May 15, 2018;

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CUSIP No. M51363113

3.	the Issuer agrees to include as the first agenda item at the 2018 Annual Meeting a proposal to approve an amendment to the Articles to require that in the event of a contested election, directors will be elected by a plurality of the votes cast (the “Plurality Voting Standard Proposal”), substantially similar to the proposal set forth in the EGM proxy statement;

4.	Starboard agrees to publicly support, vote all of its shares in favor of, and recommend that shareholders vote their shares in favor of, the Plurality Voting Standard Proposal at the 2018 Annual Meeting; and

5.	in the event that the Plurality Voting Standard Proposal is not approved at the 2018 Annual Meeting, Starboard and the Issuer agree that (i) if less than 11 directors are elected at the 2018 Annual Meeting, then those director candidates receiving the next highest vote would be brought before the Board to fill the resulting vacancies, and (ii) if more than 11 directors are elected at the 2018 Annual Meeting, then those director candidates receiving the next lowest vote totals would agree to resign, effective immediately, and not serve as a director.

Starboard stated in its letter to shareholders that there is no good reason for the Issuer not to work with Starboard to efficiently and expeditiously agree on the terms of these proposals and, in doing so, avoid a three-month delay in holding the 2018 Annual Meeting.  Starboard further expressed that any unwillingness to implement these proposals will confirm for Starboard, and should for all shareholders, that the only reason the Issuer is proposing the EGM is to purposely delay the 2018 Meeting in order to entrench the current management team and Board.

Copies of the March 12th letters to the Issuer’s shareholders and the Issuer’s general counsel are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,781,340 Shares outstanding, as of February 9, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2018.

A.	Starboard V&O Fund
(a)	As of the close of business on March 12, 2018, Starboard V&O Fund beneficially owned 3,758,713 Shares.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 3,758,713
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,758,713
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard V&O Fund since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on March 12, 2018, Starboard S LLC beneficially owned 440,135 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,135
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,135
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. M51363113

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
C.	Starboard C LP
(a)	As of the close of business on March 12, 2018, Starboard C LP beneficially owned 247,597 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 247,597 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 247,597 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

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CUSIP No. M51363113

F.	Starboard Papa LLC
(a)	As of the close of business on March 12, 2018, Starboard Papa LLC beneficially owned 456,609 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Papa LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
G.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
H.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
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CUSIP No. M51363113

I.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
J.	Starboard Value LP
(a)	As of the close of business on March 12, 2018, 563,567 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares by Starboard V&O Fund since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
K.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares by Starboard V&O Fund since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
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CUSIP No. M51363113

L.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares by Starboard V&O Fund since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
M.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares by Starboard V&O Fund since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
N.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,466,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,466,621

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares by Starboard V&O Fund since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
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CUSIP No. M51363113

O.	Ms. Cranston
(a)	As of the close of business on March 12, 2018, Ms. Cranston beneficially owned 223 Shares held directly by the Mary B. Cranston Revocable Trust UAD 05/12/2009, of which she is the trustee.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 223 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 223 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Ms. Cranston since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
P.	Mr. Khazam
(a)	As of the close of business on March 12, 2018, Mr. Khazam beneficially owned 400 Shares held directly by the Khazam Family Trust, of which he is a co- trustee with his wife.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 400 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 400

(c)	The transaction in the Shares by Mr. Khazam since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
Q.	Ms. Makov
(a)	As of the close of business on March 12, 2018, Ms. Makov directly owned 200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 200 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 200 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Ms. Makov since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
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CUSIP No. M51363113

R.	Mr. Lacey
(a)	As of the close of business on March 12, 2018, Mr. Lacey directly owned 1,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,450 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,450 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Lacey since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
S.	Mr. Olson
(a)	As of the close of business on March 12, 2018, Mr. Olson beneficially owned 500 Shares held directly by the Jon A Olson and Annette L Olson Revocable Trust dated 12/28/1994, of which he is a co-trustee with his wife.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 500 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 500

(c)	The transaction in the Shares by Mr. Olson since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
T.	Mr. Titinger
(a)	As of the close of business on March 12, 2018, Mr. Titinger directly owned 192 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 192 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 192 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Titinger since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
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CUSIP No. M51363113

U.	Mr. Waters
(a)	As of the close of business on March 12, 2018, Mr. Waters directly owned 2,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,500 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Waters since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed in the Schedule 13D, Starboard V&O Fund purchased in the over-the-counter market European-style call options referencing an aggregate of 460,000 Shares (representing less than 1% of the outstanding Shares) having an aggregate purchase price of $11,416,326 (the “Call Options”). The Call Options had a strike price of $25.00 per Share and expired on February 28, 2018. The Call Options were not exercisable until the expiration date, and accordingly, the Reporting Persons did not have voting or dispositive control over the Shares underlying the Call Options until and unless exercised on such date. On February 28, 2018, Starboard V&O Fund exercised the Call Options and thereby acquired 460,000 Shares in the aggregate. Accordingly, Starboard V&O Fund no longer has any exposure to such Call Options.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to Shareholders of the Issuer, dated March 12, 2018.
99.2	Letter to General Counsel of the Issuer, dated March 12, 2018.

.

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CUSIP No. M51363113

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS PAPA LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Mary B. Cranston, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jorge L. Titinger and Gregory Waters

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CUSIP No. M51363113

SCHEDULE A

Transaction in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Exercise of Call Options	460,000	25.0000	02/28/2018

Mary B. Cranston

Purchase of Ordinary Shares	223	67.5000	01/22/2018

Gregory L. Waters

Purchase of Ordinary Shares	2,500	66.6370	01/22/2018

Thomas Lacey

Purchase of Ordinary Shares	1,450	66.3000	01/23/2018

Jonathan Khazam

Purchase of Ordinary Shares	400	66.5000	01/23/2018

Efrat Makov

Purchase of Ordinary Shares	200	66.9600	01/25/2018

jon a. olson

Purchase of Ordinary Shares	500	65.4810	01/29/2018

Jorge L. Titinger

Purchase of Ordinary Shares	192	65.2500	01/31/2018